UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mitel Networks Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Amy Kim

Morgan Stanley

1585 Broadway

New York, NY 10036

(212) 762-5079

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Stephen E. Older, Esq.

Seth T. Goldsamt, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173

August 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60671Q104
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morgan Stanley 36-3145972
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-

8. Shared Voting Power 219,835,014*

9. Sole Dispositive Power -0-

10. Shared Dispositive Power 36,214,824**
11. Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14. Type of Reporting Person (See Instructions) HC, CO

*Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

† This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons, Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II S.a.r.l.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks Corporation, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l, (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. 60671Q104
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morgan Stanley Principal Investments, Inc. 20-8595823
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-

8. Shared Voting Power 219,835,014*

9. Sole Dispositive Power -0-

10. Shared Dispositive Power 36,214,824**
11. Aggregate Amount Beneficially Owned by Each Reporting Person 219,835,014* (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 50.8%† (see Item 5)
14. Type of Reporting Person (See Instructions) CO

*Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

**Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

† This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons, Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II S.a.r.l.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks Corporation, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l, (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

The information in each separate Item below shall be deemed to be a response to all Items to which the information relates.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common shares, without par value (“Common Shares”), of Mitel Networks Corporation, a Canadian corporation (the “Company”). The principal executive offices of the Company are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7.

Item 2. Identity and Background.

(a)           This Statement is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley Principal Investments, Inc., a Delaware corporation and a wholly-owned subsidiary of Morgan Stanley (“MSPI,” together with MS, the “Reporting Persons”).

(b)           The name, business address, present principal occupation or employment of each director and executive officer of MS and MSPI are set forth in Schedules A and B, respectively. The address of the principal business office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

(c)           MS is a leading global financial services firm providing a wide range of investment banking, securities, investment management, and wealth management. The firm’s employees service clients worldwide, including corporations, governments, institutions, and individuals from more than 600 offices in 30 countries. MSPI is a Morgan Stanley capital investment vehicle.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule A and Schedule B, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit A hereto.

(f)	The citizenship of each of the persons set forth in Schedules A and B is provided therein.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on August 16, 2007, under the terms of a private placement of Class 1 Convertible Preferred Shares of the Company (“Class 1 Preferred”) by the Company, MSPI purchased 43,340 shares of Class 1 Preferred and a warrant to purchase up to 3,284,196 Common Shares of the Company, at an exercise price of $1.32 per Common Share, for an aggregate purchase price of $43,340,000.

MSPI obtained funds for the purchase price through internally generated funds.

Item 4. Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

The Reporting Persons also consummated the transactions described herein in order to partially finance the acquisition by the Company of all of the outstanding stock of Inter-Tel (Delaware), Incorporated on August 16, 2007.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.*

(a) and (b)

The following disclosure assumes there are 213,272,401 Common Shares outstanding, which the Company represented in the Shareholders Agreement (as defined in Item 6 below) to be the number of Common Shares outstanding as of July 31, 2007. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of August 16, 2007.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act, and may be deemed to share beneficial ownership of 36,214,824 Common Shares issuable upon conversion of an aggregate of 43,340 shares of Class 1 Preferred held by MSPI, and the exercise of a warrant to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 3,284,196 Common Shares held by MSPI, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 14.5% of the outstanding Common Shares. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSPI. The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationship previously reported under Item 2 of this statement, each of MS and MSPI may be deemed to have shared voting and dispositive power with respect to 36,214,824 Common Shares beneficially owned by MSPI. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the voting and disposition provisions in the Shareholders Agreement (as defined in Item 6 below), the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. and may be deemed to share voting power of, and thus be deemed to beneficially own, 183,620,190 Common Shares issuable upon conversion of 219,747 shares of Class 1 Preferred in the aggregate held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. and exercise of warrants to purchase in the aggregate up to 16,651,875 Common Shares held by Arsenal Holdco I,

_________________________

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

S.a.r.l. and Arsenal Holdco II, S.a.r.l., which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 46.3% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares, and the Reporting Persons expressly disclaim such beneficial ownership. If the Reporting Persons are deemed to share voting power of these shares, the Reporting Persons may be deemed to beneficially own 219,835,014 Common Shares issuable upon conversion of an aggregate of 263,087 shares of Class 1 Preferred held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and MSPI and exercise of warrants to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 19,936,071 Common Shares held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and MSPI, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 50.8% of the outstanding Common Shares.

As a result of the voting and disposition provisions in the Shareholders Agreement, the Reporting Persons may also be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with, in addition to Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., the other shareholders of the Company party to the Shareholders Agreement and to share beneficial ownership over the Common Shares owned by such other shareholders. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares, and the Reporting Persons expressly disclaim such beneficial ownership.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

To the knowledge of the Reporting Persons, none of the persons listed on Schedules A or B beneficially owns any Common Shares.

(c)           None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), has effected any transactions in the Common Shares during the past 60 days.

(d)           By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the securities held by MSPI and the proceeds from the sale of the securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The matters set forth in Item 3, 4 and 5 are incorporated in this Item 6 by reference as if fully set forth herein.

Articles of Amendment

The Articles of Amendment establishing the terms of the Class 1 Preferred are filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Form of Warrant

The form of warrant establishing the terms of the warrant issued to MSPI to purchase up to an aggregate of 3,284,196 Common Shares of the Company, at an exercise price of $1.32 per share, is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Shareholders Agreement

The Company, MSPI, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (“Edgestone”), Power Technology Investment Corporation (“PTIC”), Terence H. Matthews (“Matthews”), Wesley

Clover Corporation (“WCC”) and Celtic Tech Jet Limited (“CTJL”), entered into a Shareholders Agreement dated as of August 16, 2007 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, the shareholders of the Company parties thereto, except for PTIC or any shareholder which, together with its affiliates, holds less than 3% of the Common Shares (on an as-if converted to Common Shares basis), agree to vote their respective Common Shares and shares of Class 1 Preferred to cause the Company to act in compliance with the provisions of the Shareholders Agreement and in particular to vote to approve any Transfer (as defined therein) which is permitted and otherwise made in compliance with the Shareholders Agreement and to cause the board of directors to be composed of nine members, certain members of which are to be nominated by Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”) and Matthews. FP II Cayman shall initially be allowed to nominate four directors, and Matthews shall be allowed to nominate three directors, such nominations to be adjusted upon the acquisition or disposition of shares by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Matthews and their affiliates and specified related parties. Each party to the Shareholders Agreement, except for PTIC or any shareholder which, together with its affiliates, holds less than 3% of the Common Shares (on an as-if converted to Common Shares basis), also appoints FP II Cayman and Matthews as a proxy, coupled with an interest, to vote such parties’ shares to elect the directors nominated by FP II Cayman and Matthews.

Pursuant to the Shareholders Agreement, MSPI also agrees to vote any and all Common Shares and shares of Class 1 Preferred held by it in the manner designated by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l and grants Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l a proxy to vote all Common Shares and shares of Class 1 Preferred held by it, so long as Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l, or their affiliates and specified related parties, hold at least 30% of the shares of Class 1 Preferred.

Pursuant to the Shareholders Agreement, the Company agrees to provide certain parties to the Shareholders Agreement certain pre-emptive rights in connection with any future issuances of new securities by the Company on a pro rata basis.

The foregoing summary of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of August 16, 2007, by and among the Company, MSPI, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Edgestone, Matthews, WCC and CTJL (the “Registration Rights Agreement”), the Company covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by the parties thereto under the applicable securities laws of the United States and/or Canada.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement dated August 27, 2007 between MS and MSPI.

Exhibit 99.2	Articles of Amendment of Mitel Networks Corporation dated as of August 16, 2007.

Exhibit 99.3	Form of Warrant.

Exhibit 99.4

Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for

EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007

MORGAN STANLEY

By: /s/ Dennine Bullard
Name:	Dennine Bullard
Title:	Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

By: /s/ David Bersh
Name:	David Bersh
Title:	Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board and Chief Executive Officer

*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles	President of the University of North Carolina

*Howard J. Davies[1]	Director, The London School of Economics and Political Science

*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC

*Donald T. Nicolaisen	Director

*Charles H. Noski	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*Charles E. Phillips, Jr.	President and Director of Oracle Corporation

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Laura D’Andrea Tyson	Professor of Economics and Business at the Walter A. Haas School of Business at the University of California, Berkeley

*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG

Zoe Cruz	Co-President

Gary G. Lynch	Chief Legal Officer

Thomas R. Nides	Executive Vice President and Chief Administrative Officer and Secretary

Robert W. Scully	Co-President

David H. Sidwell	Executive Vice President and Chief Financial Officer

1 Howard Davies is an English citizen
2 Klaus Zumwinkel is a German citizen
* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC

The names of the directors and the names and titles of the executive officers of Morgan Stanley Principal Investments, Inc. (“MSPI”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSPI at 1585 Broadway, New York, NY 10036. Each occupation set forth opposite an individual's name refers to MSPI and each individual is a United States citizen.

Name	Title

Michael J. Petrick	President

David Bersh	Vice President

*Thomas E. Doster	Vice President

Edgar Legaspi	Vice President

Louis A. Palladino, Jr.	Vice President

*Edgar A. Sabounghi	Vice President

Elliot Tannenbaum	Vice President

Martin M. Cohen	Secretary

Charlene R. Herzer	Assistant Secretary

Susan M. Krause	Assistant Secretary

Jacqueline T. Brody	Assistant Treasurer

Kathleen C. McNally-Reynolds	Assistant Treasurer

* Director

EXHIBIT A

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. (“MSDWI”) into Morgan Stanley & Co. Incorporated (“MS&Co.”), and MS&Co., the surviving entity, became Morgan Stanley’s principal U.S. broker-dealer.

(a) In April 2003, MS&Co., along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, MSDWI consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(g) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004. Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million. Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

INDEX TO EXHIBITS

Exhibit

Number	Document

99.1	Joint Filing Agreement dated August 27, 2007 between MS and MSPI.

99.2	Articles of Amendment of Mitel Networks Corporation dated as of August 16, 2007.

99.3	Form of Warrant.

99.4

Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited.